

July 20, 2006

Patrick J. Dyson
Chief Financial Officer
Spear & Jackson, Inc.
401 South Lasalle Street, Suite 201
Chicago, Illinois 60605

> **Re:** **Spear & Jackson, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 22, 2006**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Filed December 23, 2005**
> **File No. 0-32013**

Dear Mr. Dyson:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the SEC's address to 100 F St, NE.

2. Please state the total number of shares outstanding. See Item 6(a) of Schedule 14A.

3. Since Jacuzzi is 61.8% beneficial owner of the company's outstanding shares and the Information Statement is being sent to shareholders at its request, it cannot disclaim responsibility for the accuracy or completeness of information relating to SJI. SJI cannot make similar disclaimers for language it elects to include in its

filing relating to Jacuzzi, UPI or the New Directors. Please revise the language on page 2 to eliminate the implication that either you or Jacuzzi are not responsible for the accuracy of the information included in this filing.

4. If applicable, please include an Interests of Certain Persons in the forepart of the document. See Item 3 of Schedule 14C.

5. Please clarify when the closing will occur and the status of the closing conditions, such as the receipt of UPI shareholder approval.

6. Please identify the natural person or persons who will have voting or investment control over the securities that UPI will own as a result of the transaction.

7. Please state the amount and the sources of consideration used by UPI to acquire the company's shares. See Item 6(e) of Schedule 14A.

8. On page 2, please revise to delete the phrase "incorporated by reference" in the second and third paragraphs and revise your disclosure on page 3 in the last paragraph. Information can only be incorporated by reference if and to the extent permitted by an Item in the Schedule you use.

Change in Majority of Directors, page 4

9. If you know, please disclose the information required by Item 401 of Regulation S-K with respect to the new chief executive officer.

Amendment of By-Laws, page 4

10. Disclose the full text of Section 3 of the by-laws and explain in detail how it will amend the by-laws. Also include the full text of the Nevada Control Share Statute.

11. Please describe in greater detail why the Statute could deprive acquired stock of its voting rights and how this applies to the current proposed transaction.

12. Disclose the purpose and the benefits of this Statute to shareholders. Describe the benefits and detriments of this amendment to the company and unaffiliated shareholders.

Security Ownership of Certain Beneficial Owners and Management, page 5

13. Please update the table to the most recent practicable date.

Executive Officers and New Directors, page 5

14. Please provide the business experience during the past five years for Andy Yan
    Wai Poon. See Item 401(e) of Regulation S-K.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 4. Controls and Procedures

15. We note your statement that "a control system, no matter how well designed and
    operated, can provided only reasonable, not absolute, assurance that the control
    system's objectives will be met." Please confirm to us that your disclosure
    controls and procedures are effective at that reasonable assurance level.

    In future filings, please revise your disclosure to state, in clear and unqualified
    language, the conclusions reached by your Chief Executive Officer and Chief
    Financial Officer on the effectiveness of your disclosure controls. Please also
    disclose whether the officers have concluded that the disclosure controls and
    procedures are effective at the reasonable assurance level. For example, if true,
    delete the language "subject to the limitations noted above," and state that your
    disclosure controls and procedures are effective at the reasonable assurance level
    noted above.

    Please respond to these comments by filing an amendment to your filing and
providing the supplemental information requested. Please provide us with a supplemental
response that addresses each of our comments and notes the location of any corresponding
revisions made in your filing. Please also note the location of any material changes made
for reasons other than responding to our comments. Please file your supplemental response
on EDGAR as a correspondence file. We may raise additional comments after we review
your responses and amendment.

    To expedite our review, you may wish to provide complete packages to each of the
persons named below. Each package should include a copy of your response letter and any
supplemental information, as well as the amended filing, marked to indicate any changes.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brigitte Lippmann at (202) 551-3713 or Lesli Sheppard at (202) 551-3708 if you have questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: James M. Schneider, Esq.
        Schneider Weinberger LLP
        2200 Corporate Blvd, NW, Suite 210
        Boca Raton, FL 33431-7307